FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Friedman, Luzzatto & Co. (the Company) was organized in December 1986 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily in providing municipal bond underwriting, placement agent, financial advisory and consulting to state and local governments nationwide.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Statement of Cash Flows

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2015

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Property and Equipment</u>

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of three years.

<u>Revenue Recognition</u>

Underwriting, placement agent and financial advisory revenue are recognized when earned under the respective agreements, primarily during the period the transactions are completed and the revenue is determinable.

Consulting fees are recognized during the period the services are rendered.

<u>Income Taxes</u>

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The Company is also subject to various state income taxes.

Note 2 - <u>Property and Equipment</u>

Property and equipment consists of the following:

Computer equipment	$ 2,165
Telephone system	1,001
Leasehold improvements	11,895
	15,061
Less accumulated depreciation and amortization	(15,061)
	$ -0-

Depreciation and amortization expense for the year totaled $2,924 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $66,997, which was $16,997 in excess of its required net capital of $50,000. The Company's net capital ratio was .20 to 1.

Note 4 - Capital Stock

The Company has the authority to issue 1,010,000 shares of capital stock consisting of 1,000,000 shares of no par value common stock and 10,000 shares of $.01 par value preferred stock.

At December 31, 2015, the Company has 1,000 shares of common stock issued and outstanding, 1,000 shares of Series A preferred stock designated, issued and outstanding and 233 shares of Series B preferred stock designated, issued and outstanding.

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid in consideration of $35,000. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2015, $44,756 of cumulative dividends are in arrears on Series B Preferred Stock ($192 per share).

Note 5 - Related Party Transactions/Economic Dependency/Concentrations

The Company and one of its shareholders, a corporation and related party, are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The sole shareholder of the Company's corporate shareholder, a registered securities representative and officer of the Company, generated 100% of the Company's financial advisory revenue and received no compensation during 2015. The Company is economically dependent on the services provided by this related party representative.

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2015

Note 6 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Municipal underwriting fees are charged based on the par value of an underwriting and clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee, currently $1,089 per month. The agreement also requires the Company to maintain a minimum of $50,000 in a deposit account with the clearing broker-dealer.

Note 7 - Income Taxes

The Company incurred a tax loss for the year, therefore, there is no provision for current federal income taxes. The Company has a net operating loss carry forward of approximately $780,000 available to offset future taxable income, which begins expiring in 2031. The net operating loss carry forward creates a deferred tax asset of approximately $195,000; which is fully reserved with a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has a clearing deposit held by its clearing broker-dealer of $60,209 or approximately 75% of the Company's total assets at December 31, 2015.

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FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2015

Note 9 - Commitments

The Company leases office facilities in Dallas, Texas under a non-cancellable operating lease expiring November 2018. Future minimum lease commitments for each of the years ending December 31, are as follows:

2016	$ 28,857
2017	32,136
2018	30,047
Thereafter	-
	$ 91,040

Rent expense for the year totaled $32,800 and is reflected in the accompanying statement of income as occupancy and equipment costs.

The Company is required to pay minimum monthly clearing charges to its clearing broker-dealer, currently $1,089 a month.

Note 10 - Subsequent Events

The Company's corporate shareholder contributed $26,000 in January 2016 as additional capital.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2015, through February 24, 2016 the date the financial statements were available to be issued.